

Kay Rodriguez (She/Her) · You
Founder @ Outerly | Solving loneliness with nature 🌟
10h · 🌐

If you could invest $100 to own a piece of a growing startup that's solving loneliness with nature, and you knew your money would grow as the company did, would you do it?

We're launching our community round for **Outerly** soon because we want our company to be owned and supported by our community, NOT big tech. As a female, POC founder building in an environment where less than 2% of female founders are able to raise venture capital, we're taking the creative route and selling our company to YOU - our outdoor & mental health community.

If you're curious, I'd love to talk! Let me know here or via DM. We'll be taking investments through our **Wefunder** campaign starting at $100 to own a piece of our company and support our mission, and anyone is eligible to invest. Every investment counts on our journey to connecting the world in nature.

THANK YOU for your support!!